UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                              Bernard Chaus, Inc.
                        -------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   162510101
                        -------------------------------
                                (CUSIP Number)

                                Josephine Chaus
               ------------------------------------------------
                       (Name of Person Filing Statement)

                                Josephine Chaus
                 c/o Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                   Attn: Richard A. Goldberg (212) 758-9500
       ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 14, 1996
              --------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.   162510101                          Page    2    of    6      Pages
         ---------------                            -------     --------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Josephine Chaus
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER
    SHARES                    16,849,212
 BENEFICIALLY      ------------------------------------------------------------
   OWNED BY          8        SHARED VOTING POWER
     EACH                     118,000
  REPORTING        ------------------------------------------------------------
    PERSON           9        SOLE DISPOSITIVE POWER
     WITH                     16,849,212
                   ------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                              118,000
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           16,967,212
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           57.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT! SEC 1746 (9-88) 2 OF

                        AMENDMENT NO. 4 TO SCHEDULE 13D


         This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D relating to the event date of October 16, 1992 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D relating to the event date of November 22, 1994 ("Amendment No. 2"), and Amendment No. 3 to the Original Schedule 13D relating to the event date of November 15, 1995 ("Amendment No. 3"), reported by Josephine Chaus (the "Reporting Person") relating to the common stock, par value $.01 per share (the "Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The Original
Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the "Schedule 13D."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         During fiscal 1996, the Issuer required additional availability under its working capital credit line with BNYF. To further assist the Company, the Reporting Person agreed to provide additional credit support in the form of an option to further extend the Letter of Credit's expiration date to July 31, 1996 (the "July 1996 Option"). In January 1996, the Issuer exercised the July 1996 Option to extend the Letter of Credit to July 31, 1996 (the "July 1996 Extension"). In consideration for her provision of the July 1996 Extension, the Special Committee authorized the issuance to the Reporting Person, subject to stockholder approval, of warrants (the "1996 Warrants") to purchase an aggregate of 682,012 shares of Common Stock at an exercise price of $4.20 per share. The stockholders of the Issuer approved the issuance of the 1996 Warrants at the November 14, 1996 Annual Meeting of Stockholders. The exercise price of the 1996 Warrants represents a 20% premium over the closing price of the Common Stock on the NYSE on January 19, 1996, the date when the Special Committee approved the issuance of the 1996 Warrants. The 1996 Warrants will be exercisable upon issuance, will not be transferable, will expire five years from the date of issuance and will contain customary antidilution provisions. The Issuer has borne all out-of-pocket expenses incurred by the Reporting Person in providing the July 1996 Extension. In approving the issuance of the 1996 Warrants, the Special Committee sought the advice of Lehman Brothers, which provided its view as to the commercial reasonableness of the transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses set forth in subsections (a) and (b) of Item 5 of the
Schedule 13D are hereby amended and restated in their entirety as follows:

         (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 16,967,212, or approximately 57.0% of the outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock of the Issuer as of November 14, 1996. Such shares beneficially owned by the Reporting Person include an aggregate of 3,478,512 shares issuable upon the exercise of warrants, consisting of (i) 1,216,500 shares of Common Stock issuable upon the exercise of warrants issued to the Reporting Person in 1994 (the "1994 Warrants"), (ii) 1,580,000 shares of Common Stock issuable upon the exercise of the 1995 Warrants, and (iii) 682,012 shares of Common Stock issuable upon the exercise of the 1996 Warrants.

         (b) The Reporting Person has the sole power to vote, direct the vote or dispose of an aggregate of 16,849,212 shares of Common Stock beneficially owned by her. The Reporting Person shares power to vote, direct the vote or dispose of an aggregate of 118,000 shares of Common Stock held by her and Daniel Rosenbloom as co-trustees for her children.

         Mr. Rosenbloom acts as an investment advisor with First Manhattan Co., an investment advisory firm. His business address, and the principal address of First Manhattan Co., is 437 Madison Avenue, New York, New York 10022. During the last five years, Mr. Rosenbloom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Rosenbloom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

         The 1996 Warrants were issued pursuant to a warrant agreement, dated November 14, 1996, which is incorporated by reference herein. The 1996 Warrants became exercisable on November 14, 1996, are nontransferable, will expire five years from the issuance and contain customary anti-dilution provisions.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement dated November 14, 1996 between the Company and the Reporting Person issuing 682,012 warrants to purchase Common Stock of the Issuer.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                              /s/ Josephine Chaus
                              ------------------------------
                                  Josephine Chaus

                                 EXHIBIT INDEX

Exhibit           Description
-------           -----------

1 Agreement dated November 14, 1996 between the Company and the Reporting Person issuing 682,012 warrants to purchase Common Stock of the Issuer.

NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER THIS WARRANT NOR SUCH SHARES MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THIS WARRANT AGREEMENT AND PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER SHALL HAVE DELIVERED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


Void after 5:00 p.m. Eastern Standard Time, on November 14, 2001.


                       WARRANT TO PURCHASE COMMON STOCK

                                      OF

                              BERNARD CHAUS, INC.



                  WARRANT dated and effective as of November 14, 1996, by and between BERNARD CHAUS, INC. (the "Company"), a New York corporation with offices at 1410 Broadway, New York, New York 10018 and JOSEPHINE CHAUS (the "Warrantholder"), an individual residing at 128 East 73rd Street, New York, New York 10021.

                  FOR VALUE RECEIVED, the Company hereby certifies that the Warrantholder is entitled to purchase from the Company, at any time or from time to time commencing November 14, 1996, and prior to 5:00 P.M., Eastern Standard Time, on November 14, 2001, 682,012 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company, at $4.20 per share for an aggregate purchase price of $2,864,450.40. Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock," (ii) the shares of the Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable hereunder for the Warrant Shares is referred to as the "Aggregate Warrant Price," (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Warrant Price," and (v) this Warrant, and all warrants hereafter issued in exchange or substitution for this Warrant are referred to as the "Warrant." The number of Warrant Shares for which this Warrant is exercisable is subject to adjustment as hereinafter provided.

                    1. This Warrant may be exercised, in whole at any time or in part from time to time, commencing November 14, 1996, and prior to 5:00 P.M., Eastern Standard Time, on November 14, 2001, by the Warrantholder by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address of the Company set forth on the first page hereof, evidencing proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part.

                    2. The issuance of this Warrant was approved by, and the Per Share Warrant Price of $4.20 was determined by, the Special Committee of the Company's Board of Directors on January 19, 1996 (the "Committee Approval Date"), subject to approval of the Company's stockholders. The Company's stockholders approved the issuance of this Warrant on the date hereof. The Per Share Warrant Price represents a 20% premium over the average closing price of the Common Stock on the New York Stock Exchange on the Committee Approval Date.

                    3. In no event shall this Warrant be converted, and this Warrant shall no longer be exercisable, at any time after five years from the date hereof. Any conversion of this Warrant may be either in whole at any time or in part at any time or from time to time.

                    4. Neither the Warrantholder nor the Warrantholder's legal representatives, legatees or distributees shall be or be deemed to be the holder of any shares of the Common Stock covered by this Warrant unless and until certificates for such shares have been issued. Upon payment of the purchase price thereof, shares issued upon conversion of this Warrant shall be validly issued, fully paid and nonassessable.

                    5. In order to exercise this Warrant, the Warrantholder shall give a signed written notice of intent to exercise this Warrant to the Treasurer of the Company specifying the number of shares of the Common Stock with respect to which this Warrant is being exercised, and accompanied by payment to the Company of the full amount of the Aggregate Warrant Price for the number of shares of Common Stock so specified. If permitted under applicable securities laws, all or any portion of such payment may be made through a "cashless exercise" arrangement with a broker designated by the Warrantholder by delivery of shares of Common Stock having a fair market value (as hereinafter determined) on the date of delivery equal to the portion of the Aggregate Warrant Price so paid; provided, that in connection therewith, the Warrantholder shall certify to the Company that such delivery will not result in "short-swing" profit to her under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder ("Section 16").

                           For the purposes hereof, the fair market value of a
share of the Common Stock on any date shall be equal to the closing sale price of a share of the Common Stock as published by the national securities exchange on which the shares of the Common Stock are primarily traded on such date or, if there is no such sale of the Common Stock on such date, the average of the bid and asked price on such exchange at the close of trading on such date or, if the shares of the Common Stock are not listed on a national securities exchange on such date, the average of the bid and asked prices in the over the counter market on such date or, if the Common Stock is not traded on a national securities exchange or the over the counter market, the fair market value of a share of the Common Stock on such date as shall be determined in good faith by the Company.

                    6. (a) Unless the Warrant Shares shall be registered under the Securities Act of 1933, as amended (the "Act"), prior to the issuance thereof (which the Company shall use its best efforts to do at its expense at the Warrantholder's request), the Warrantholder shall, as a condition to the Company's obligation to issue such shares, (i) give a representation in writing that she is acquiring such shares for her own account as an investment and not with a view to, or for sale in connection with, the distribution of such shares or (ii) provide an opinion of counsel to the Company to the effect that the proposed transfer of the shares will not violate the provisions of the Act or the rules and regulations thereunder.

                           (b)  In the event of the death of the Warrantholder,
an additional condition of exercising the Warrant shall be the delivery to the Company of such tax waivers and other documents as the Company shall reasonably determine. The executors, administrators, legal representatives, distributees and legatees of the Warrantholder are, after the death of the Warrantholder, referred to as the Warrantholder with respect to this Warrant.

                           (c)  The Warrantholder shall, as an additional
condition of converting this Warrant, make appropriate arrangements with the Company for the payment of all federal, state or local withholding taxes applicable as a result of the exercise of this Warrant. If permitted under applicable securities laws, all or any portion of such payment may be made through a "cashless exercise" arrangement with a broker designated by the Warrantholder by delivery of shares of Common Stock having a fair market value (as determined pursuant to paragraph 5 hereof) on the date of delivery equal to the portion of such taxes so paid; provided, that in connection therewith the Warrantholder shall certify to the Company that such delivery will not result in "short-swing" profit to her under Section 16.

                           The Company covenants and agrees that it will pay,
when due and
payable, any and all Federal and state stamp, original issue or similar taxes that may be payable in respect of the issue of any Warrant Shares or certificates therefor.

                    7. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock as from time to time shall be receivable upon the exercise of this Warrant.

                    8. In the event that a dividend shall be declared upon the Common Stock payable in shares of the Common Stock, the Warrant Shares shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such shares had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend. In the event that the outstanding shares of the Common Stock shall be changed into or exchanged for a different number or kind of shares of stock and/or other securities of the Company or of another corporation or cash or other property, whether through reorganization, recapitalization, extraordinary dividend, stock split-up, combination of shares, sale of assets, spin off or merger or consolidation in which the Company is the surviving corporation, then, there shall be substituted for each Warrant Share the number and kind of shares of stock and/or other securities, cash or other property into which each outstanding share of the Common Stock shall be so changed or for which each such share shall be exchanged. In the event that there shall be any change, other than as specified in this paragraph 8, in the number or kind of outstanding shares of the Common Stock, or of any stock or other securities into which the Common Stock shall have been changed, or for which it shall have been exchanged, then, the Board of Directors of Company shall, in its reasonable discretion, equitably adjust this Warrant with respect to the number or kind of Warrant Shares and the Warrant Price, such adjustment to be made by the Company and notice thereof shall be delivered to the Warrantholder within 30 calendar days thereafter, accompanied by a certificate of the Chief Financial Officer of the Company setting forth such adjustment, the method of calculation of such adjustment and the facts upon which such adjustment was based, all in reasonable detail. In the case of any such substitution or adjustment as provided for in this paragraph 8, the Warrant Price for each Warrant Share shall be the Warrant Price for all shares of stock or other securities which shall have been substituted for such Warrant Share or to which such shares shall have been adjusted in accordance with the provisions in this paragraph 8. No adjustment or substitution provided for in this paragraph 8 shall require the Company to sell a fractional share hereunder. Notwithstanding the foregoing, the issuance by the Company of additional shares of Common Stock (or securities convertible into shares of Common Stock), for fair consideration (which need not be cash), as determined by the Board of Directors of the Company in good faith, shall not give rise to any equitable adjustment of this Warrant pursuant to this paragraph 8.

                     9. The existence of this Warrant shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

                     10. This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York.

                     11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant if mutilated, the Company shall execute and deliver to the Warrantholder a new Warrant of like date, tenor and denomination.

                     12. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Warrant (or to such other address as the party shall have furnished in writing in accordance with the provisions of this paragraph 12). Notice to the estate of the Warrantholder shall be sufficient if addressed to the Warrantholder as provided in this paragraph 12. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

                     13. Except as may be permitted by Rule 16b-3 promulgated under the Exchange Act for transfers to a trust or similar estate planning vehicle, this Warrant is not transferable otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Warrantholder, only by her or, in the event of her disability, her duly appointed guardian or conservator. The Warrantholder's rights shall not be subject to commutation, encumbrance, or the claims of the Warrantholder's creditors, and any attempt to do any of the foregoing shall be void. The provisions of this Warrant shall be binding upon and inure to the benefit of the Warrantholder and her heirs and personal representatives under this Warrant.

                     14. This Warrant does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Warrant (except as expressly provided in this Warrant).

                    IN WITNESS WHEREOF, BERNARD CHAUS, INC. has caused this Warrant to be signed by a duly authorized officer the day and year first above written.

ATTEST:                               BERNARD CHAUS, INC.




/s/ Barton Heminover                  By:  /s/ Wayne S. Miller
--------------------------------           ---------------------------
Name:Barton Heminover                       Name:Wayne S. Miller
Title:  Controller and Assistant            Title:  Executive Vice President -
         Secretary                                  Finance and
                                                    Administration, Chief
                                                    Financial Officer and
                                                    Secretary

                                 SUBSCRIPTION


                  The undersigned,                 , pursuant to the provisions
of the foregoing Warrant, hereby agrees to subscribe for the purchase of shares of the Common Stock of BERNARD CHAUS, INC. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.


Dated ____________                  Signature   _____________________________
                                    Address     _____________________________
                                                _____________________________